Exhibit 107
CALCULATION OF FILING FEE TABLE
Schedule 14A
(Form Type)

WaFd, Inc.
(Exact Name of Registrant as Specific in its Charter)

Table 1: Transaction Valuation

	Proposed Maximum Aggregate Value of Transaction(1)	Fee Rate	Amount of Filing Fee
Fees to Be Paid	$3,891,400,000.00(1)	0.00008700	$338,551.80(2)
Fees Previously Paid	-	-	-
Total Transaction Valuation	$3,891,400,000.00	-	-
Total Fees Due for Filing	-	-	$338,551.80
Total Fees Previously Paid	-	-	$0.00
Total Fee Offsets	-	-	$0.00
Net Fee Due	-	-	$338,551.80

(1)
Capitalized terms used below but not defined herein shall have the meanings assigned to such terms in the Agreement and Plan of Merger, dated as of September 6, 2026, by and between WaFd, Inc. (“WaFd”) and EverBank Financial Corp (“EverBank”) (as amended from time to time, the “merger agreement”).

(a)
Title of each class of securities to which the transaction applies: (i) common stock, par value $1.00 per share, of WaFd (“WaFd common stock”) and (ii) a newly created series of preferred stock, par value $1.00 per share, of WaFd (“WaFd rollover preferred stock”).

(b)
Aggregate number of securities to which the transaction applies: As of the close of business on October 15, 2026, the maximum number of securities to which this transaction applies is estimated to be (i) 110,000,000 shares of WaFd common stock, which represents the maximum number of shares of WaFd common stock issuable by WaFd pursuant to the merger agreement (including to the holders of EverBank common stock and EverBank equity awards); and (ii) 675,000 shares of WaFd rollover preferred stock issuable to the holder of the Fixed-Rate Reset Non-Cumulative Perpetual Preferred Stock, Series A, par value $0.01 per share, of EverBank pursuant to the Merger Agreement.

(c)
Per share price or other underlying value of the transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined): Solely for the purpose of calculating the filing fee, as of the close of business on October 15, 2026, the underlying value of the transaction was calculated as the sum of: (i) the product of 110,000,000 shares of WaFd common stock and $29.24, the average of the high and low prices per share of WaFd common stock as reported on the Nasdaq Global Select Market on October 15, 2026 (such date being within five business days prior to the date of filing of this proxy statement); and (ii) the product of 675,000 shares of WaFd rollover preferred stock and the liquidation preference of $1,000 per share (such sum, the “Total Consideration”).

(2)	In accordance with Section 14(g) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the filing fee was determined by multiplying the Total Consideration by 0.00008700.

Table 2: Fee Offset Claims and Sources

 ☑ Not Applicable